SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Liberty Interactive Corporation
(Name of Issuer)

Series A Liberty Ventures Common Stock, par value $0.01 per share
(Title of Class of Securities)

53071M880
(CUSIP Number)

October 6, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53071M880	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,327,522 shares of Series A Liberty Ventures Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,327,522 shares of Series A Liberty Ventures Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,522 shares of Series A Liberty Ventures Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.88%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 53071M880	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,465,398 shares of Series A Liberty Ventures Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,465,398 shares of Series A Liberty Ventures Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465,398 shares of Series A Liberty Ventures Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.48%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 53071M880	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,327,522 shares of Series A Liberty Ventures Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,327,522 shares of Series A Liberty Ventures Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,522 shares of Series A Liberty Ventures Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.88%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 53071M880	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,792,920 shares of Series A Liberty Ventures Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,792,920 shares of Series A Liberty Ventures Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,792,920 shares of Series A Liberty Ventures Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 53071M880	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,792,920 shares of Series A Liberty Ventures Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,792,920 shares of Series A Liberty Ventures Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,792,920 shares of Series A Liberty Ventures Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 53071M880	13G	Page 7 of 11 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Liberty Interactive Corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 12300 Liberty Boulevard Englewood, Colorado, 80112.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Eton Park Fund, L.P., a Delaware limited partnership ("EP Fund"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

(ii) Eton Park Master Fund, Ltd., a Cayman Islands exempted company ("EP Master Fund"), with respect to the shares of Common Stock directly owned by it;

(iii) Eton Park Associates, L.P., a Delaware limited partnership ("EP Associates"), which serves as the general partner of EP Fund, with respect to the shares of Common Stock directly owned by EP Fund;

(iv) Eton Park Capital Management, L.P., a Delaware limited partnership ("EP Management"), which serves as investment manager to EP Master Fund and EP Fund, with respect to the shares of Common Stock directly owned by each of EP Master Fund and EP Fund; and

(v) Eric M. Mindich ("Mr. Mindich"), (i) as managing member of Eton Park Associates, L.L.C., the general partner of EP Associates, with respect to the shares of Common Stock directly owned by EP Fund and (ii) as managing member of Eton Park Capital Management, L.L.C., the general partner of EP Management, with respect to the shares of Common Stock directly owned by each of EP Fund and EP Master Fund. Mr. Mindich disclaims beneficial ownership of any of the securities held by EP Fund and EP Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 399 Park Ave, 10th Floor, New York, NY 10022.

Item 2(c).	CITIZENSHIP

EP Fund is a limited partnership organized under the laws of the State of Delaware. EP Master Fund is a company organized under the laws of the Cayman Islands. EP Associates and EP Management are limited partnerships organized under the laws of the State of Delaware. Mr. Mindich is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

CUSIP No. 53071M880	13G	Page 8 of 11 Pages

Series A Liberty Ventures Common Stock, par value $0.01 per share (the "Series A Liberty Ventures Common Stock")

Item 2(e).	CUSIP NUMBER

53071M880

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 70,799,569 shares of Series A Liberty Ventures Common Stock issued and outstanding as of July 31, 2014, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 filed on August 5, 2014.

CUSIP No. 53071M880	13G	Page 9 of 11 Pages

A. Eton Park Fund, L.P.

(a) Amount beneficially owned: 1,327,522 shares of Series A Liberty Ventures Common Stock

(b) Percent of class: 1.88%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 1,327,522 shares of Series A Liberty Ventures Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 1,327,522 shares of Series A Liberty Ventures Common Stock

B. Eton Park Master Fund, Ltd.

(a) Amount beneficially owned: 2,465,398 shares of Series A Liberty Ventures Common Stock

(b) Percent of class: 3.48%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 2,465,398 shares of Series A Liberty Ventures Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 2,465,398 shares of Series A Liberty Ventures Common Stock

C. Eton Park Associates, L.P.

(a) Amount beneficially owned: : 1,327,522 shares of Series A Liberty Ventures Common Stock

(b) Percent of class: 1.88%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: : 1,327,522 shares of Series A Liberty Ventures Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: : 1,327,522 shares of Series A Liberty Ventures Common Stock

D. Eton Park Capital Management, L.P.

(a) Amount beneficially owned: 3,792,920 shares of Series A Liberty Ventures Common Stock

(b) Percent of class: 5.36%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,792,920 shares of Series A Liberty Ventures Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,792,920 shares of Series A Liberty Ventures Common Stock

E. Eric M. Mindich

(a) Amount beneficially owned: 3,792,920 shares of Series A Liberty Ventures Common Stock

(b) Percent of class: 5.36%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,792,920 shares of Series A Liberty Ventures Common Stock

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,792,920 shares of Series A Liberty Ventures Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. 53071M880	13G	Page 10 of 11 Pages

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 53071M880	13G	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 16, 2014

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Master Fund, Ltd. and Eton Park Fund, L.P.

/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated as of August 17, 2007 attached hereto as Exhibit 2.